February 2, 2021

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Thomas Jones

Re:	Allegro MicroSystems, Inc.
Registration Statement on Form S-1
Filed February 2, 2021

Dear Mr. Jones:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on February 4, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Allegro MicroSystems, Inc. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Peter Labonski of Latham & Watkins LLP, counsel to the Company, at (212) 906-1323, or in his absence, Keith Halverstam at (212) 906-1761, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

We understand that the staff of the United States Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

Sincerely yours,

Allegro MicroSystems, Inc.

By:	/s/ Ravi Vig
Ravi Vig
President and Chief Executive Officer

cc:	Peter Labonski, Esq.

Keith Halverstam, Esq.